





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69734 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/30/16 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acceptus Capital Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Broadhollow Road, Suite 104
(No. and Street)

| MELVILLE | NY | 11747 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON NIXON 516-490-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

| 200 Mamaroneck Ave, Suite 502 | White Plains | NY | 10601 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Joseph Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Acceptus Capital Corp., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO

Title

Notary Public

DANIELLE S MCMAHON
Notary Public, State of New York
Reg. No. 01MC6366993
Qualified in Suffolk County County
Commission Expires November 13, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCEPTUS CAPITAL CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE PERIOD
NOVEMBER 30, 2016 TO DECEMBER 31, 2017

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Acceptus Capital Corp.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Acceptus Capital Corp. as of December 31, 2017, the related statements of operations, changes in shareholder's equity, and cash flows for the period November 30, 2016 through December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Acceptus Capital Corp. as of December 31, 2017, and the results of its operations and its cash flows for the period November 30, 2016 through December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Acceptus Capital Corp's management. Our responsibility is to express an opinion on Acceptus Capital Corp's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Acceptus Capital Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I Acceptus Capital Corp. Statement of Supporting Schedules, Schedule II - Computation for Determination of Reserve Requirements Under Rule15c3-3 of the Securities and Exchange Commission as of December 31, 2017, and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of Acceptus Capital Corp's financial statements. The supplemental information is the responsibility of Acceptus Capital Corp's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I Acceptus Capital Corp. Statement of Supporting Schedules, Schedule II - Computation for Determination of Reserve Requirements Under Rule15c3-3 of the Securities and Exchange Commission as of December 31, 2017, and Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2017 is fairly stated, in all material respects, in relation to the financial statements as a whole.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

Weintraub & Associates, LLP

We have served as Acceptus Capital Corp's auditor since 2016.

White Plains, New York
February 26, 2018

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

**ACCEPTUS CAPITAL CORP.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

ASSETS

| | | |
|---|---|---|
| Cash and Cash Equivalents | $ | 154,175 |
| Deposit with Clearing Broker | | 50,000 |
| Prepaid Expenses | | 15,763 |
| TOTAL ASSETS | $ | 219,938 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts Payable | $ | 1,222 |
| Total Liabilities | | 1,222 |
| | | |
| Shareholder's Equity | | 218,716 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $ | 219,938 |

See Accompanying Notes to Financial Statements.

**ACCEPTUS CAPITAL CORP.**
**STATEMENT OF OPERATIONS**
**FOR THE PERIOD NOVEMBER 30, 2016 TO DECEMBER 31, 2017**

| | | |
|---|---|---:|
| Revenues | | |
| Interest Income | $ | 48 |
| Total Revenues | | 48 |
| | | |
| Expenses | | |
| Regulatory Fees | $ | 41,656 |
| Occupancy and Equipment | | 20,122 |
| Professional Fees | | 7,500 |
| Other Operating Expenses | | 2,310 |
| Insurance Expenses | | 2,363 |
| Income Taxes | | 425 |
| Total Expenses | | 74,376 |
| Net Loss | $ | (74,328) |

## ACCEPTUS CAPITAL CORP.
## STATEMENT OF SHAREHOLDER'S EQUITY
## FOR THE PERIOD NOVEMBER 30, 2016 TO DECEMBER 31, 2017

| | | |
|---|---|---|
| Balance - Inception to November 30, 2016 | $ | 173,044 |
| Shareholder Contributions | | 120,000 |
| Net Loss | | (74,328) |
| Balance - December 31, 2017 | $ | 218,716 |

See Accompanying Notes to Financial Statements.

## ACCEPTUS CAPITAL CORP.
## STATEMENT OF CASH FLOWS
## FOR THE PERIOD NOVEMBER 30, 2016 TO DECEMBER 31, 2017

| | | |
|---|---|---:|
| Cash Flows From Operating Activities | | |
| Net Loss | $ | (74,328) |
| | | |
| Operating Activities: | | |
| Increase in Deposit with Clearing Broker | | (50,000) |
| Increase in Prepaid Expenses | | (13,555) |
| Increase in Accounts Payable | | 1,450 |
| Net Cash Used in Operating Activites | | (136,433) |
| | | |
| Cash Flows From Financing Activities | | |
| Shareholder Contributions | | 120,000 |
| Net Cash Provided by Financing Activities | | 120,000 |
| | | |
| Net Decrease in Cash | | (16,433) |
| | | |
| Cash and Cash Equivalents - Beginning | | 170,608 |
| | | |
| Cash and Cash Equivalents - Ending | $ | 154,175 |

See Acccompanying Notes to Financial Statements.

**ACCEPTUS CAPITAL CORP.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2017**

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business: Acceptus Capital Corp. ("Company") incorporated in New York State and is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of November 30, 2016. The Company engages in retail sales including buying and selling of stocks, debt securities, options, U.S. government securities, mutual funds and variable life insurance or annuities. The Company acts as a placement agent for private placements of securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: Federal and NYS Corporation taxes have not been provided, as the Company has elected Subchapter "S" status, the earnings or loss pass through to its parent company.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

New Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for the periods beginning after December 15, 2018. Management does not expect the new standard to have a significant impact to its financial position results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lease will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Date of Management's Review: Subsequent events were evaluated February 26, 2018, which is the date the financial statements were issued.

## NOTE B - NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $202,953 which was $102,953 above its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .6 to 1.0.

## NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

## NOTE D - DEPOSIT WITH CLEARING BROKER

The Company clears all proprietary and customer transaction through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

## NOTE E – RELATED PARTY TRANSACTIONS

The Company has a lease with an affiliate to occupy space at $1,000 a month. Rent expense for the period year ended November 30, 2016 to December 31, 2017 was $12,000.

**SUPPLEMENTAL INFORMATION**

**SCHEDULE I**
**ACCEPTUS CAPITAL CORP.**
**STATEMENT OF SUPPORTING SCHEDULES**
**FOR THE PERIOD NOVEMBER 30, 2016 TO DECEMBER 31, 2017**

| | | |
|---|---|---|
| Net Capital | | |
| Total Stockholder's Equity Qualified for Net Capital | $ | 218,716 |
| Deducations and/or Charges | | |
| Non-Allowable Assets: | | |
| Prepaid Expenses | | 15,763 |
| Total Deductions and/or Charges | | 15,763 |
| Net Capital Before Haircuts on Securities Positions (Tentative Net Capital) | | 202,953 |
| Less: Haircuts on Investment Securities | | - |
| Net Capital | $ | 202,953 |
| Aggregate Indebtedness | $ | 1,222 |
| Percentage of Aggregate Indebtedness to Net Capital | | 0.60% |
| Minimum Net Capital Required | $ | 100,000 |
| Excess Net Capital | $ | 102,953 |

**ACCEPTUS CAPITAL CORP.**

**SCHEDULE II**
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

**SCHEDULE III**
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

# Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Acceptus Capital Corp.

We have reviewed management's statements, included in the accompanying Acceptus Capital Corp. Exemption Report, in which (1) Acceptus Capital Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Acceptus Capital Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Acceptus Capital Corp. stated that Acceptus Capital Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Acceptus Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Acceptus Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**WEINTRAUB & ASSOCIATES, LLP**
Certified Public Accountants

*Weintraub & Associates, LLP*

White Plains, New York
February 26, 2018



ACCEPTUS CAPITAL CORP

**EXEMPTION REPORT**
SEC Rule 17a-5(d)(4)

February 26, 2018

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Acceptus Capital Corp. is a broker/dealer registered with the SEC and FINRA.
- Acceptus Capital Corp. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Acceptus Capital Corp. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Acceptus Capital Corp. has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Acceptus Capital Corp. has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

510 Broadhollow Road, Suite 104, Melville, New York 11747
Toll Free: 1-877-866-4815 · Local: 1-516-221-6600 · Fax: 1-516-221-6820
Member: FINRA/SIPC

The above statement is true and correct to the best of my and the Firm's knowledge.



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